UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On February 16, 2017, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) announced the following:

1)      Class Action Motions in Israel

Four lawsuits and motions to approve the lawsuits as a class action lawsuit (each, a “Motion”), were filed against the Registrant and certain of its office holders at the Tel Aviv District Court (Economic Division), and served on the Registrant, with each Motion relating to the recently disclosed formal investigation by the Israeli Securities Authority (ISA) into the Company’s public disclosures around certain aspects of the studies related to its lead drug candidate, KIT-302.

The first Motion was filed against the Company, its executive directors and certain former directors of the Company, by the law offices of Tadmor & Co. and Prof. Yuval Levy & Co. acting on behalf of a shareholder of the Company, Mr. Kobi Koren, who is requesting to act as representative of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiff alleges, among other things, that the Registrant included misleading information in its public filings, which caused the class for which the plaintiff is seeking recognition an aggregate loss of NIS 25,545,206 (approximately US$ 6,818,000).

The second Motion was filed against the Company, its executive directors and certain present and former directors of the Company, by the law offices of Yanay & Co. acting on behalf of Mr. Ilan Vainreb, Ms. Merav Shir, Mr. Dimitry Braverman and Mr. Tzhaci Tal Gaon, shareholders of the Company, who are requesting to act as representatives of all shareholders of the Company on February 6, 2017, the date the ISA's investigation was reported, excluding the respondents named on the Motion. The plaintiffs allege, among other things, that the Registrant included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition an aggregate loss of NIS 36,525,592.51 (approximately US$ 9,748,000).

The third Motion was filed against the Company, its executive directors, certain former directors, and the former internal auditor of the Company, by the law offices of Redei-Gadot acting on behalf of Messrs. Reuven Hay Refua and Binyamin Gabay, shareholders of the Company, who are requesting to act as representatives of all shareholders of record from December 15, 2015 until February 6, 2017, excluding the respondents in the Motion. The plaintiffs allege, among other things, that the Registrant included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of NIS 33,235,000 (approximately US$8,870,000).

The fourth Motion was filed against the Company, its executive directors and certain present and former directors of the Company, by the law offices of Kalai, Rosen & Co. acting on behalf of by Messrs. Yoram Chayut and Gur Tzemach, shareholders of the Company, who are requesting to act as representatives of all shareholders of record from December 10, 2015 until February 6, 2017. The plaintiffs allege, among other things, that the Registrant included misleading information in its public filings which caused the class for which the plaintiffs are seeking recognition, an aggregate loss of NIS 29,094,290 (approximately US$ 7,765,000).

Under applicable Israeli law, a motion to approve a lawsuit as a class action initially needs to be approved as such by the court. Only after such approval is granted by the court, will the court proceed to the second stage of hearing the underlying claims of the class action lawsuit. The court may also determine to combine the Motions, based on, among other things, considering the underlying facts and circumstances of each Motion.

The Company is reviewing the Motions and intends to deliver its responses to the court in accordance with applicable law.

2)      Increase of Weight Cap Factor

The TASE Indices Manager notified the Registrant and the members of the TASE, following its notification dated February 9, 2017, that the index weight cap factor of the Registrant's shares will be increased to 1 in two steps, as follows:

Security: Kitov Pharmaceuticals Holdings Ltd. (Security No.: 765016)
Number	Index	Factor as of Close of Trading on March 2, 2017	Factor as of Close of Trading on April 6, 2017
1	TA- All Share	0.5	1
2	TA - Growth	0.5	1
3	TA- Global- BlueTech	0.5	1
4	TA- Biomed	0.5	1

Forward-Looking Statements and the Company's Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

February 16, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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